OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Xascale Inc.

13133 Taylor St
Plainfield, IL 60585

www.xascale-inc.com



2000 shares of Common Stock Class B

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 21,400 shares* of Class B Common Stock ($107,000)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 2000 shares of Class B Common Stock ($10,000)

Company	Xascale Inc.
Corporate Address	13133 Taylor St Plainfield, IL 60585
Description of Business	Software development and services
Type of Security Offered	Common Stock Class B (the "Shares" or "Securities")
Purchase Price of Security Offered	$5
Minimum Investment Amount (per investor)	$250

Perks*

$250 — If you invest $250, you will receive a 1 year subscription to publish a website.

$500 — If you invest $500, you will receive a 2 year subscription to publish a website.

$750 — If you invest $750, you will receive a 3 year subscription to publish a website.

All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

Xascale will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+

campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 10 shares of Class B Common Stock at $5/ share, you will receive 1 Class B Common Stock bonus shares, meaning you'll own 11 shares for $50. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

XASCALE, INC - Xascale currently provides software and hardware development services to any customer. Xascale also provides consulting services. Xascale will be launching a new cloud based website builder with a strategic revenue model.

Xascale will launch a new cloud based website builder by the end of 2018. The new product allows anyone to create a unique website and publish it to the public internet complete with domain registration, using our cloud based website editor and registration/publishing manager. The user can publish any website with a subscription that has multiple pricing tiers ranging from free (ad supported) to paid with payment schedules ranging from monthly to multi-year.

Xascale currently provides software and hardware development services after executing a Master Service Agreement (MSA) contract with a customer. Xascale provides staff augmentation, full project management, and full development life cycle management services.

Sales, Supply Chain, & Customer Base

Xascale provides software and hardware development services to customers via electronic files/code. There is no supply chain for these services. Our new cloud based website builder will be available on the internet accessible using any standard browser.

Competition

Our competitors have grown from hosting under 50k websites in 2013 to over 2.3M websites in 2018.

Liabilities and Litigation

Currently we have no litigation. The company has an outstanding JPMorgan Chase loan for $13,552,24, the loan bears interest of 24.08% per year, paid daily in arrears, with the balance due at maturity on Nov 16, 2019. The company also has a CapitalOneVisa with an outstanding balance of $9,694.07, the credit card bears interest of 22.74% per year, monthly, with no fixed maturity date. The company also has a Chase Visa with an outstanding balance of $1,783.36, the credit card bears interest of 18.99% per year, paid monthly, with no fixed maturity date.
The company has an outstanding loan from the company founder Jeff Mueller for $45,771.84, the loan bears interest of 3% per year, paid annually, with the balance due at maturity on August 15, 2050.

The team

Officers and directors

| Jeff Mueller | Founder, CEO, CTO, and Director |

Jeff Mueller
Jeff is the founder of Xascale. Xascale develops software and provides consulting services. Jeff currently makes up the entire team at Xascale performing all duties including software development, business development, accounting, filing taxes, payroll, sales, marketing, and anything else required. Over 18 years experience designing/coding software, electrical engineering, and mechanical engineering. In the past, he held a position as CTO at sentry360 (July 2014-July2016) with duties including software/hardware/mechanical development, lead a team of over 20 engineers helping him with the development of an IP surveillance camera, reviewed and submitted pitch decks for fund raising including spreadsheets amortizing operating expenses, cost of goods, head count costs, projected revenues and churn over a two year period for a cloud based video recorder for IP surveillance cameras as-well-as separate pitch decks for the new IP surveillance camera I was working on. From April of 2016- present, Jeff founded and has been CEO of Xascale.

Number of Employees: 1

Related party transactions

The company founder Jeff Mueller has invested $45,771.84. The loan bears interest of 3% per year, paid annually, with the balance due at maturity on August 15, 2050.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Uncertain Risk** An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

- **There are several potential competitors who are better positioned than we are to take the majority of the market.** We will compete with larger, established cloud based website builders who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the [cloud based website builder] developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

- **This is a young company registered in 2016.** It has a short history and low revenues. If you are investing in this company, it's because you think the cloud based website builder is a good idea, that our Company will be able to secure the intellectual property rights for the cloud based website builder, that we will be able to successfully market, manufacture and sell the cloud based website builder, that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any vessels and we plan to market a vessel that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable

- **Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to start advertisement/marketing operations.** We estimate that we will require at least $1 million to commence commercial production of the cloud based website builder. We believe that we will be able to finance the commercial production of the cloud based website builder through pre-payment for orders. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

- **Our current financial review includes a going concern note.** Our current ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

- **Any valuation at this stage is pure speculation with no gaurantees.** No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security.

- **Our business projections are only estimates based on comparisons to our competitors and the features our product provides.** There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and cloud based website builder has priced the services at a level that allows the company to make a profit and still attract business.

- **Recruitment** To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, engineering, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

- **Your investment could be illiquid for a long time** You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company's plan is to earn enough revenue with high enough margins to pay dividends or be acquired by an existing player in the website builder industry. However, either strategy may never happen, we may fail to reach high enough revenue and margins to pay out dividends, and/or we may end up being purchased at a price point that results in you losing money on your investment.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Jeff Mueller, 100.0% ownership, Common Stock Class A

Classes of securities

- Common Stock Class A: 1,600,000

  The Company is authorized to issue up to 7,500,000 shares of Common Stock Class A. There are a total of 1,600,000 shares currently outstanding.

Voting Rights

Class A Shares have full voting rights, and holders thereof are entitled to one vote per share on each matter voted on at a stockholders' meeting.

Dividend Rights

Dividends will be paid to holders of Class A Shares and Class B Shares without discrimination or preference.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class A Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Class B Common Shares, Preferred Shares and any additional classes of stock that we may designate in the future.

- Common Stock Class B: 0

The Company is authorized to issue up to 2,500,000 shares of Common Stock Class B. There are a total of 0 shares currently outstanding.

Voting Rights

Except as otherwise provided by law, Class B Shares have no voting rights and the holders thereof are not entitled to vote such shares for any purpose.

Dividend Rights

Dividends will be paid to holders of Class A Shares and Class B Shares without discrimination or preference.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class B Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Class A Common Shares, Preferred Shares and any additional classes of preferred stock that we may designate in the future.

What it means to be a Minority Holder

As a minority holder of Class B common stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the

family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

Fiscal years ended December 31, 2016 and 2017 generated revenue from remittance of sales for software development and consulting services rendered to customers. The current fiscal year 2018 generated no revenue from software development or consulting services due to primarily focusing on development of the new cloud based website builder product. The current fiscal year 2018 from January 1 - August 22, generated $21,941 in revenue from outside sales with a net operating income of $ - 30,162.37 due to ongoing research and development efforts of the new product.

We have not yet generated any revenues from sale of the new cloud based website builder product and do not anticipate doing so until we have completed the building and delivery of our cloud based website builder product, which we do not anticipate occurring until 12/31/2018. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 12 months without revenue generation.

Financial Milestones

The company is investing for continued growth of the company through research and development of the new cloud based website builder, and is generating sizable net income losses as a result. Management currently forecasts 2019, 2020 and 2021 revenue of $1 million, $5 million and $10 million, respectively, and believes the company will generate positive net income beginning in Q4 2019.

These forecasts are based on comparing our competitors' growth rates back in 2013 when their market share is comparable to our market share at initial launch of our product [source: https://www.datanyze.com/market-share/website-builders]. Using a growth trend similar to our competitors' growth trend we estimate accumulating subscribers with varying subscription costs averaging out to $5/month for each subscriber, we estimate adding 16,666 subscribers in 2019, accumulating 83,333 subscribers by the end of 2020, and accumulating 166,666 subscribers by the end of 2021.

Estimated cost of revenue (COR) to attain revenue projections:

2019: Payroll: $200,000 + Marketing: $50,000 + Overhead: $50,000 = COR: $300,000

2020: Payroll: $400,000 + Marketing: $100,000 + Overhead: $250,000 = COR: $750,000

2021: Payroll: $600,000 + Marketing: $200,000 + Overhead: $500,000 = COR: $1,300,000

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company. To continue operating the company working solely on the cloud based website builder, the company can operate up to 2 months if we reach the minimum offering target and up to 12 months if we reach the maximum offering target. If we only reach the minimum offering target, this will effect the quality of our production launch and we will do a pre-production launch with a smaller set of production ready features. If we raise the minimum, then we will need to find new software development and consulting contracts to generate revenue causing a delay in launching our production cloud based website builder.

Indebtedness

The company has an outstanding JPMorgan Chase loan for $13,552,24, the loan bears interest of 24.08% per year, paid daily in arrears, with the balance due at maturity on Nov 16, 2019. The company also has a CapitalOneVisa with an outstanding balance of $9,694.07, the credit card bears interest of 22.74% per year, monthly, with no fixed maturity date. The company also has a Chase Visa with an outstanding balance of $1,783.36, the credit card bears interest of 18.99% per year, paid monthly, with no fixed maturity date. The company has an outstanding loan from the company founder Jeff Mueller for $45,771.84, the loan bears interest of 3% per year, paid annually, with the balance due at maturity on August 15, 2050.

Recent offerings of securities

None

Valuation

$8,000,000.00

We believe the valuation of the Common Stock is supported based on our comparison of technology startups at stages of development comparable to ours. However, there are only a limited number of companies of which we are aware that have business models similar to ours, so our ability to compare our valuation to companies comparable to ours is limited. Moreover, we have not undertaken any efforts to obtain an independent third-party valuation of the Company. In this sense, the valuation of the Common Stock is arbitrary and merely reflects the opinion of the Company as to the value of the Common Stock.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$6,420
Net Proceeds	$9,400	$100,580
Use of Net Proceeds:		
R& D & Production	$9,400	$65,580
Marketing	$0	$25,000
Working Capital	$0	$10,000
Total Use of Net Proceeds	$9,400	$100,580

We are seeking to raise a minimum of $10,000 and up to $107,000 (overallotment) in this offering through Regulation Crowdfunding. If we manage to raise our overallotment amount of $107,000, we believe the amount will last us 6 months and plan to use the net proceeds of approximately $100,580 over the course of that time as follows: $65,580 will be allocated to pay on going R&D for product improvements, production system administration, and user support. $10,000 will be allocated to pay for items related to business operations, accounting, and legal fees. $25,000 will be allocated to pay for marketing our new product including digital marketing, social media marketing, and email marketing.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at www.xascale-inc.com/annual in the section labeled annual reports. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Xascale Inc.

[See attached]

I, Jeff Mueller, the CEO of Xascale Inc. hereby certify that the financial statements of Xascale Inc., and notes thereto for the periods ending December 31, 2017 and December 31, 2016 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2017 the amounts reported on our tax returns were total income of $57,750; taxable income of $-1,288 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the August 24, 2018.



Jeff Mueller (Signature)

CEO (Title)

8/24/2018 (Date)

XASCALE INC.,

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2017 and 2016

Xascale Inc.
Index to Financial Statements
(unaudited)

	Pages
Balance Sheets as of December 31, 2017 and 2016	1
Statements of Operations for the years ended December 31, 2017 and 2016	2
Statements of Stockholders' Equity the for years ended December 31, 2017 and 2016	3
Statements of Cash Flows for the years ended December 31, 2017 and 2016	4
Notes to the Financial Statements	5

XASCALE INC.
BALANCE SHEETS
DECEMBER 31, 2017 AND 2016
(unaudited)

		2017		2016
Assets				
Current Assets:				
Cash	$	54,684	$	12,784
Account Receivable		-		-
Other Current Assets				
Prepaid Interest		4,423		-
Total Other Current Assets		4,423		-
Total Current Assets		59,107		12,784
Total Assets		59,107		12,784
Liabilities and Shareholders' Equity				
Current Liabilities				
Credit Cards		89		-
Other Current Liabilities				
Payroll Liabilities		1,501		5,823
Total Other Current Liabilities		1,501		5,823
Total Current Liabilities		1,590		5,823
Long Term Liabilities				
Chase Loan Payable		23,472		-
Shareholder Note Payable		39,272		11,272
Total Long Term Liabilities		62,744		11,272
Total Liabilities		64,334		17,095
Shareholders' Equity				

Equity		
Common Stock, par value $0.00001 10,000,000 shares authorized, 1,000,000 issued and outstanding	10	10
Retained Earnings (Deficit)	(4,321)	-
Net Income	(916)	(4,321)
Total Equity	(5,227)	(4,311)
Total Liabilities and Owners' Equity	$ 59,107	$ 12,784

XASCALE INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(unaudited)

	2017	2016
Income		
Sales	$ 57,750	$ 31,505
Total Income	57,750	31,505
Expenses		
Advertising & Marketing	416	7,634
Bank Charges	298	39
Computer Services/Supplies	1,117	30
Insurance	170	-
Interest Paid	535	206
Meals & Entertainment	22	50
Office Supplies	16	2,957
Payroll Expenses	29,882	24,911
Salaries & Wages	26,000	-

Taxes & Licenses	211	-
Total Expenses	58,666	35,826
Net Operating Income	(916)	(4,321)
Net Income/(Loss)	$ (916)	$ (4,321)

XASCALE INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(unaudited)

	Common Stock		Additional Paid In Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount			
		$	$	$	$
May 9, 2016	-	-	-	-	-
Issuance of Founders Shares	1,000,000	10	-	-	10
Contributions	-	-	-	-	-
Distributions	-	-	-	-	-
Net Income (Loss)	-	-	-	(4,321)	(4,321)
		$	$	$	$
December 31, 2016	1,000,000	10	-	(4,321)	(4,311)
Contributions	-	-	-	-	-
Distributions	-	-	-	-	-
Net Income/(Net Loss)	-	-	-	(916)	(916)
		$	$	$	$
December 31, 2017	1,000,000	10	-	(5,237)	(5,227)

XASCALE INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(unaudited)

		2017		2016
Cash Flows From Operating Activities				
Net Income/(Loss)	$	(916)	$	(4,321)
Adjustments to reconcile Net Income to Net Cash provided by Operations:				
Account Receivables				-
Prepaid Interest		(4,423)		
Credit Card		89		
Payroll Liabilities		(4,322)		5,823
Net Cash Provided By Operating Activities		(9,573)		1,502
Cash Flows From Financing Activities				
Common Stock		-		10
Chase Loan Payable		23,472		-
Shareholder Note Payable		28,000		11,272
Net Cash Received from Financing Activities		51,472		11,282
Cash at Beginning of Period		12,784		-
Net Increase (Decrease) in Cash		41,900		12,784
Cash at end of Period	$	54,684	$	12,784

NOTE 1 – NATURE OF OPERATIONS

XASCALE, INC. was formed on May 9, 2016 ("Inception") in the State of IL. The financial statements of XASCALE, INC. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in PLAINFIELD IL.

XASCALE, INC has developed a cloud based website builder allowing anyone to create and publish a website. Xascale will be launching this new product on the market accessible via common internet browsers. Xascale also develops software on a contract basis and provides other consulting services focusing on software.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2017 and 2016. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from websites published using our cloud based website builder and remittance on software development and consulting services when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and IL state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The company has an outstanding JPMorgan Chase loan for $13,552,24, the loan bears interest of 24.08% per year, paid daily in arrears, with the balance due at maturity on Nov 16, 2019. The company also has a CapitalOne Visa with an outstanding balance of $9,694.07, the credit card bears interest of 22.74% per year, paid monthly, with no fixed maturity date. The company also has a Chase Visa with an outstanding balance of $1,783.36, the credit card bears interest of 18.99% per year, paid monthly, with no fixed maturity date. The company has an outstanding loan from the company founder Jeff Mueller for $45,771.84, the loan bears interest of 3% per year, paid annually, with the balance due at maturity on August 15, 2050.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. We currently have no material commitments.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 10,000,000 shares or our common stock with a par value of $0.00001. As of January 1, 2018, the company has currently issued 1,000,000 shares to founder for a consideration of $10. On August 21, 2018, the article of incorporation were amended splitting the common stock into Class A common stock with 7,500,000 shares authorized and Class B common stock with 2,500,000 shares authorized. The amendment on August 21, 2018 also exchanged the 1,000,000 shares of common stock for 1,600,000 shares of Class A common stock with a par value of 0.00000625.

NOTE 6 – RELATED PARTY TRANSACTIONS

The company has an outstanding loan from the company founder Jeff Mueller for $45,771.84, the loan bears interest of 3% per year, paid annually, with the balance due at maturity on August 15, 2050.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2017 through August 24, 2018, the issuance date of these financial statements. On August 21, 2018, the articles of incorporation were amended, creating two classes of authorized shares Class A authorizing 7,500,000 shares of 0.00000625 par value common stock of which 1,600,000 shares are issued and outstanding to founder and Class B authorizing 2,500,000 shares of 0 par value common stock, 0 issued and outstanding.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

VIDEO TRANSCRIPT (Exhibit D)

Main Video:

My name is Jeff Mueller I'm the founder and CEO of xascale some of you may have had the opportunity to stop by my website and see that my company offers a very wide spectrum of software development services for any customer today I'm very excited to show you a new product that my company has been developing for over the past year and it's a product that my company will actually sell it is a cloud-based website builder that allows anyone to create an awesome unique website with no development experience necessary I call this product unique now there's three big features that set my product apart from my competitors one an AI based algorithm will automatically optimize your website to fit any window size and any device to your website will reactvery fast to user input such as when they navigate from page to page on your website like a native app your user may think did I click on a website or did I accidentally click on a native app sofast now three you can create a completely unique website based on your design ideas no longer will you be forced to use templates that give your website that cookie cutter look and feel instead you'll create a completely unique website starting from a blank canvas now if you're like me you may need some help with the design area so we do offer a large set of templates created by people that have a better design mind behind me you'll see an example of my website recreated using my new product as well as a simple ecommerce website selling some shoes now let me show you some of these advanced features that make my product a next-generation website builder here is a quick demo of the AI based algorithm that automatically optimizes the layout for any screen width going all the way from laptop or desktop down to a mobile screen device which is about the size of an iPhone se right now in this demo youc an see that I'm able to navigate between pages on my website extremely fast just like a native app with no noticeable delay now let me show you how my advanced editor allows you to create a completely unique website based on your design ideas right here I am dragging a simple little box over to the upper right hand corner dragging it to make it size to the full width of your website adding a little button calling this button home so I'm basically recreating some parts of my website I'm gonna create a button called contact andI'm gonna select that button and snap it into position that I choose and I'm gonna Center it a little bit vertically then I'm going to choose a new background color of which you can choose around 16 million color combinations so anything you want so I changed it to a black background now I'm changing the button you can change the up text you can change the text that it shows when you press down you can change the up color to any color you want you can change the down color the up border down border no border no color whatsoever if you choose that would result in showing just an image if you had no border no colors and you had chosen to create an up image down image or you can create the same up image and down image in this example I'm creating a different up image versus down image similar to other controls that you can see on my editor so now you can see it's changing the colors the text the image when I was pressing on that button now let me show you how to add a really quick video so I'm adding a video it went into the upper nav bar of the website I'll drag it down put it into the more common area on the first page I'll snap it over to the right side drag it over to the left side creating a simple video banner then we'll go ahead and add a little text box and the text box text is black so we're gonna select all of that text and we will choose to select a completely different you know contrasting color so we can see that better and we might as well change the size of the text while we're at it so now we can actually see the text better contrasting against the background within minutes we can go from a completely blank canvas to a website with the video background a contact page and about page hyperlinks video images anything we want including a simple e-commerce website up and running there are in fact many other features that I could show you for now invest in my company own a stake and join me as I launch my new unique product.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS



File Number 7070-428-5

STATE OF ILLINOIS
OFFICE OF THE SECRETARY OF STATE

To all to whom these Presents Shall Come, Greeting:

I, Jesse White, Secretary of State of the State of Illinois, do hereby certify that I am the keeper of the records of the Department of Business Services. I certify that

THE FOREGOING AND HERETO ATTACHED IS A TRUE AND CORRECT COPY, CONSISTING OF 5 PAGES, AS TAKEN FROM THE ORIGINAL ON FILE IN THIS OFFICE FOR XASCALE INC..****************************



SEAL OF THE STATE OF ILLINOIS AUG. 26TH 1818

In Testimony Whereof, *I hereto set my hand and cause to be affixed the Great Seal of the State of Illinois, this* 21ST *day of* AUGUST *A.D.* 2018 .

Jesse White

SECRETARY OF STATE

Authentication #: 1823302629 verifiable until 08/21/2019.
Authenticate at: http://www.cyberdriveillinois.com

FORM **BCA 2.10**
ARTICLES OF INCORPORATION
Business Corporation Act

Filing Fee: $150
Franchise Tax: $ 25
Total: **$175**

File #: ___**70704285**___

Approved By: __MJE__

FILED

MAY 09 2016

Jesse White
Secretary of State

1. Corporate Name: XASCALE INC. _____

2. Initial Registered Agent: JEFFREY A. MUELLER _____
   First Name   Middle Initial   Last Name

   Initial Registered Office: 13133 TAYLOR ST _____
   Number   Street   Suite No.

   PLAINFIELD   IL   60585-1697   WILL
   City   ZIP Code   County

3. Purposes for which the Corporation is Organized:
   The transaction of any or all lawful businesses for which corporations may be incorporated under the Illinois Business Corporation Act.

4. Authorized Shares, Issued Shares and Consideration Received:

Class	Number of Shares Authorized	Number of Shares Proposed to be Issued	Consideration to be Received Therefor
COMMON	10000000	1000000	$ 10

NAME & ADDRESS OF INCORPORATOR

5. The undersigned incorporator hereby declares, under penalties of perjury, that the statements made in the foregoing Articles of Incorporation are true.

Dated MAY 09 _____, 2016   13133 TAYLOR ST. _____
         Month & Day   Year   Street

JEFFREY MUELLER _____   PLAINFIELD   IL   60585
         Name   City/Town   State   ZIP Code

This document was generated electronically at www.cyberdriveillinois.com

FORM **BCA 10.30** (rev. Dec. 2003)
ARTICLES OF AMENDMENT
Business Corporation Act

Secretary of State
Department of Business Services
501 S. Second St., Rm. 350
Springfield, IL 62756
217-782-1832
www.cyberdriveillinois.com

Remit payment in the form of a check or money order payable to Secretary of State.

FILED
AUG 21 2018
JESSE WHITE
SECRETARY OF STATE

File # 7070-428-5 **Filing Fee: $50** Approved: [signature]

----- Submit in duplicate ----- Type or Print clearly in black ink ----- Do not write above this line -----

1. Corporate Name (**See Note 1 on page 4.**): Xascale Inc.

2. Manner of Adoption of Amendment:
The following amendment to the Articles of Incorporation was adopted on August 21 (Month Day), 2018 (Year) in the manner indicated below:

Mark an "X" in one box only.

- ☐ By a majority of the incorporators, provided no directors were named in the Articles of Incorporation and no directors have been elected. (**See Note 2 on page 4.**)
- ☐ By a majority of the board of directors, in accordance with Section 10.10, the Corporation having issued no shares as of the time of adoption of this amendment. (**See Note 2 on page 4.**)
- ☐ By a majority of the board of directors, in accordance with Section 10.15, shares having been issued but shareholder action not being required for the adoption of the amendment. (**See Note 3 on page 4.**)
- ☒ By the shareholders, in accordance with Section 10.20, a resolution of the board of directors having been duly adopted and submitted to the shareholders. At a meeting of shareholders, not less than the minimum number of votes required by statute and by the Articles of Incorporation were voted in favor of the amendment. (**See Note 4 on page 4.**)
- ☐ By the shareholders, in accordance with Sections 10.20 and 7.10, a resolution of the board of directors having been duly adopted and submitted to the shareholders. A consent in writing has been signed by shareholders having not less than the minimum number of votes required by statute and by the Articles of Incorporation. Shareholders who have not consented in writing have been given notice in accordance with Section 7.10. (**See Notes 4 and 5 on page 4.**)
- ☐ By the shareholders, in accordance with Section 10.20, a resolution of the board of directors having been duly adopted and submitted to the shareholders. A consent in writing has been signed by all the shareholders entitled to vote on this amendment. (**See Note 5 on page 4.**)

3. Text of Amendment:
   a. When amendment effects a name change, insert the New Corporate Name below. Use page 2 for all other amendments.
   Article I: Name of the Corporation: ______________________
   New Name

(All changes other than name include on page 2.)

Printed by authority of the State of Illinois. January 2015 - 1 - C 173.15

Text of Amendment

b. If amendment affects the corporate purpose, the amended purpose is required to be set forth in its entirety.

For more space, attach additional sheets of this size.

Reclassification of authorized and issued shares as follows:
Common Stock Class A authorized shares: 7,500,000 par 0
Common Stock Class B authorized shares: 2,500,000 par 0

Common Stock Class A Issued shares: 1,600,000
Common Stock Class B Issued shares: 0

Exhibit A
(a) Voting. Class A Shares have full voting rights, and holders thereof are entitled to one vote per share on each matter voted on at a stockholders' meeting. Except as otherwise provided by law, Class B Shares have no voting rights and the holders thereof are not entitled to vote such shares for any purpose.

(b) Dividends. Dividends will be paid to holders of Class A Shares and Class B Shares without discrimination or preference.

(c) Liquidation. Each of the Class A Shares and Class B Shares have equal rights in the assets of the Corporation upon liquidation.

Upon filing of amendment 1,000,000 shares of common stock at no par value will be exchanged for 1,600,000 shares of class A common stock.

4. The manner, if not set forth in Article 3b, in which any exchange, reclassification or cancellation of issued shares, or a reduction of the number of authorized shares of any class below the number of issued shares of that class, provided for or effected by this amendment, is as follows (If not applicable, insert "No change"):

No change

5. a. The manner, if not set forth in Article 3b, in which said amendment effects a change in the amount of paid-in capital is as follows (if not applicable, insert "No change"):
   (Paid-in capital replaces the terms Stated Capital and Paid-in Surplus and is equal to the total of these accounts.)

No change

   b. The amount of paid-in capital as changed by this amendment is as follows (if not applicable, insert "No change"):
   (Paid-in Capital replaces the terms Stated Capital and Paid-in Surplus and is equal to the total of these accounts.)
   (See Note 6 on page 4.)

   No change

	Before Amendment	After Amendment
Paid-in Capital:	$_____	$_____

Complete either Item 6 or Item 7 below. All signatures must be in BLACK INK.

6. The undersigned Corporation has caused this statement to be signed by a duly authorized officer who affirms, under penalties of perjury, that the facts stated herein are true and correct.

Dated **August 21** , **2018**   **Xascale Inc.**

Month & Day   Year   Exact Name of Corporation

Jeff Mueller
Any Authorized Officer's Signature

Jeff Mueller - CEO
Name and Title (type or print)

7. If amendment is authorized pursuant to Section 10.10 by the incorporators, the incorporators must sign below, and type or print name and title.

OR

If amendment is authorized by the directors pursuant to Section 10.10 and there are no officers, a majority of the directors, or such directors as may be designated by the board, must sign below, and type or print name and title.

The undersigned affirms, under penalties of perjury, that the facts stated herein are true and correct.

Dated **August 21** , **2018**

Month & Day   Year

_____   _____

_____   _____

_____   _____

NOTES AND INSTRUCTIONS

1. State the true exact corporate name as it appears on the records of the Office of the Secretary of State **BEFORE** any amendments herein reported.

2. Incorporators are permitted to adopt amendments **ONLY** before any shares have been issued and before any directors have been named or elected. **(§10.10)**

3. Directors may adopt amendments without shareholder approval in only seven instances, as follows:
   a. To remove the names and addresses of directors named in the Articles of Incorporation.
   b. To remove the name and address of the initial registered agent and registered office, provided a statement pursuant to §5.10 is also filed.
   c. To increase, decrease, create or eliminate the par value of the shares of any class, so long as no class or series of shares is adversely affected.
   d. To split the issued whole shares and unissued authorized shares by multiplying them by a whole number, so long as no class or series is adversely affected thereby.
   e. To change the corporate name by substituting the word "corporation," "incorporated," "company," "limited" or the abbreviation "corp.," "inc.," "co.," or "ltd." for a similar word or abbreviation in the name, or by adding a geographical attribution to the name.
   f. To reduce the authorized shares of any class pursuant to a cancellation statement filed in accordance with §9.05.
   g. To restate the Articles of Incorporation as currently amended. **(§10.15)**

4. All amendments not adopted under §10.10 or §10.15 require (1) that the board of directors adopt a resolution setting forth the proposed amendment and (2) that the shareholders approve the amendment.

   Shareholder approval may be (1) by vote at a shareholders' meeting (either annual or special) or (2) by consent, in writing, without a meeting.

   To be adopted, the amendment must receive the affirmative vote or consent of the holders of at least two-thirds of the outstanding shares entitled to vote on the amendment (but if class voting applies, then also at least a two-thirds vote within each class is required).

   The Articles of Incorporation may supersede the two-thirds vote requirement by specifying any smaller or larger vote requirement not less than a majority of the outstanding shares entitled to vote and not less than a majority within each class when class voting applies. **(§10.20)**

5. When shareholder approval is by consent, all shareholders must be given notice of the proposed amendment at least five days before the consent is signed. If the amendment is adopted, shareholders who have not signed the consent must be promptly notified of the passage of the amendment. **(§7.10 & §10.20)**

6. In the event of an increase in paid-in capital, the corporation must pay all applicable franchise taxes, penalties and interest before this document can be accepted for filing.